SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 9
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Paul Lisiak
c/o Metropolitan Equity Partners
70 East 55th Street, 15th Floor
New York, NY 10022
(212) 561-1256

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

August 18, 2014
(Date of Event Which Requires Filing of This Statement)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF - Contributions of Partners or Affiliates
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,568,492 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,568,492 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,492 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (See Item 5)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul Lisiak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,782,703 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,782,703 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,703 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 4 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adrian Blumfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER 14,727 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,782,703 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 14,727 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,782,703 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,797,430 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 5 of __ Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan EIH19, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 214,211 (See Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 214,211 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,211 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (See Item 5)
14	TYPE OF REPORTING PERSON* PN (Limited Partnership)

Introduction

This Amendment No. 9 to Schedule 13D (this "Amendment") filed on behalf Metropolitan Venture Partners II, L.P., a Delaware limited partnership ("MetVP II"), Metropolitan EIH19, LP, a Delaware limited partnership ("MEIH19"), Paul Lisiak and Adrian Blumfield (collectively, the "Reporting Persons") is being made to the Schedule 13D, as amended, (the "Schedule 13D") previously filed by MetVP II, Paul Lisiak and Adrian Blumfield.

Item 1.	Security and Issuer

This Amendment relates to the shares of common stock, par value $.0001 per share (the "Common Stock"), of Direct Insite Corp. a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Company are located at 500 East Broward Boulevard, Suite 1550, Fort Lauderdale, Florida 33394.

Item 2	Identity and Background

MetVP II and MEIH19 are limited partnerships, organized under the laws of Delaware. MetVP II's principal business is to pursue and make investments. MEIH19's principal business is to pursue and make investments.  The general partner of MetVP II is Metropolitan GP Holdings, LLC, Series METVP II ("MetGP II"), a series of Metropolitan GP Holdings, LLC ("MetGP Holdings"), a limited liability company organized under the laws of Delaware. MetGP II's principal business is to act as the general partner of MetVP II. The general partner of MEIH19 is Metropolitan GP Holdings, LLC, Series MEIH19 ("MetGP 19"), a series of MetGP Holdings.  MetGP 19's principal business is to act as the general partner of MEIH19. MetGP Holdings is managed by a Board of Representatives composed of Mr. Lisiak and Mr. Blumfield.

The principal occupation of Mr. Lisiak is Managing Partner of Metropolitan Equity Partners LLC ("MetEP"), a limited liability company organized under the laws of Delaware. The principal business of MetEP is to pursue, make and manage investments. MetEP is managed by a Board of Representatives on which Mr. Lisiak and Mr. Blumfield serve as members. In addition, Mr. Lisiak is the Managing Partner of MetEP and Mr. Blumfield is the Chairman of MetEP.

The address and principal place of business of each of MetVP II, MetGP II, MetEP, MEIH19 and Mr. Lisiak is 70 East 55th Street, 15th Floor.

The business address of Adrian Blumfield is 70 East 55th Street, 15th Floor, New York, NY 10022. The present principal occupation of Adrian Blumfield is Chairman of MetEP.

During the last five years, none of the Reporting Persons, MetGP II or MetEP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, MetGP II or MetEP have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr Lisiak is a citizen of the United States. Mr Blumfield is a citizen of the United Kingdom and a Permanent Resident of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Reference is made to Item 3 of the initial Schedule 13d and the prior amendments thereto for information with respect to the acquisition by MetVP II, Mr. Blumfield and Mr. Lisiak of interests in the Company, including the source and amount of funds or other consideration used to acquire such interests.

On August 18, 2014, Metropolitan Venture Partners, L.P. ("MetVP LP") distributed an aggregate of 299,576 shares of Common Stock to its limited partners.  Of the 299,576 shares, 214,211 shares were distributed to MEHI19 in its capacity as assignee of any distributions by MetVP LP to one of the limited partners of MetVP LP.  MEIH19 purchased the right to these distributions from a limited partner of MetVP LP on March 8, 2013.

Item 4.	Purpose of Transaction.

See Item 3.

Mr. Lisiak is a director of the Company and a member of its Audit and Governance and Nominating Committees.

Item 5	Interest in Securities of the Issuer

(a) As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 1,797,430 of Common Stock, representing approximately 14.1%1 of the outstanding shares of Common Stock.

MetVP II beneficially owns 1,568,492 shares of Common Stock, representing approximately 12.3% of the Common Stock outstanding.

MEIH19 beneficially owns 214,211 shares of Common Stock, representing approximately 1.7% of the Common Stock outstanding.

Mr. Lisiak beneficially owns no shares of Common Stock, representing 0% of the Common Stock outstanding.2

Mr. Blumfield beneficially owns 14,727 shares of Common Stock, representing approximately 0.1% of the Common Stock outstanding.

(b) MetVP II, MEIH19 and Mr. Blumfield each have sole power to vote and dispose of the shares of Common Stock reported as respectively owned by such Reporting Person in Item 5(a).

By reason of MetGP II's position as general partner of MetVP II, MetGP 19's position as general partner of MEIH19, MetEP's role as manager of MetGP II and MetGP 19, and Messrs. Lisiak's and Blumfield's positions as members of the Board of Representatives of MetEP, (i) MetGP II, MetEP, Paul Lisiak and Adrian Blumfield may be deemed to possess the shared power to vote and dispose of Common Stock beneficially owned by MetVP II, and (ii) MetGP 19, MetEP, Paul Lisiak and Adrian Blumfield may be deemed to possess the shared power to vote and dispose of Common Stock beneficially owned by MEIH19.

(c)   As described in Item 4, on August 18, 2014, MetVP LP distributed 214,211 shares to MEIH19 in connection with a liquidating distribution by MetVP LP to its limited partners.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 99.1	Joint Filing Agreement of Reporting Persons dated as of September 24, 2014 by among MetVP II, MEIH19, Paul Lisiak and Adrian Blumfield.
_________________________
1 Based on 12,753,681 shares of Common Stock outstanding on August 5, 2014, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

2 Does not include 104,355 shares of Common Stock that Mr. Lisiak has the right to receive pursuant to the Directors' Deferred Compensation Plan of the Company, and whose receipt Mr. Lisiak has elected to defer receipt of until January 15th of the year following his termination of service as director.  These shares were received as compensation for service as a director of the Company and vest daily over a two-year period.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement with respect to itself  is true, complete and correct.

Dated: September 24, 2014

METROPOLITAN VENTURE PARTNERS II, L.P.
By: METROPOLITAN GP HOLDINGS, LLC, SERIES METVP II, its general partner

	By:	/s/ Paul Lisiak
	Name:	Paul Lisiak
	Title:	Manager

/s/ Paul Lisiak
Paul Lisiak

/s/ Adrian Blumfield
Adrian Blumfield

METROPOLITAN EIH19, LP
By: METROPOLITAN GP HOLDINGS, LLC, SERIES MEIH19, its general partner

	By:	/s/ Paul Lisiak
	Name:	Paul Lisiak
	Title:	Manager